UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

6D GLOBAL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

83002F100
(CUSIP Number)

Terry McEwen
c/o 6D Global Technologies, Inc.
17 State Street, Suite 450
New York, NY 10004
(646) 681-4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83002F100	Page 1 of 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Terry McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83002F100	Page 2 of 3

Item 1.	Security and Issuer
This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule”) filed on July 10, 2014 related to the common stock, par value $0.00001 per share (the “Common Stock”), of 6D Global Technologies, Inc. f/k/a Cleantech Innovations, Inc. (the “Issuer”), whose principal executive offices are located at 17 State Street, Suite 450, New York, NY 10004.  Information reported in the Schedule remains unchanged except to the extent that it is amended or supplemented by this Amendment.  Capitalized terms used but not defined in this Amendment have the meaning set forth in the original Schedule.

Item 2.	Identity and Background
(a), (b) and (c) of the Schedule are hereby amended and supplemented as follows:  This Schedule is filed by Terry McEwen (the “Reporting Person”).  Mr. McEwen is a Director of the Issuer.  Mr. McEwen’s business address is c/o 6D Global Technologies, Inc. 17 State Street, Suite 450, New York, NY 10004.

Item 4.	Purpose of Transaction
Item 4 of the Schedule is hereby amended and supplemented by adding the following language:

On September 29, 2014 the transaction contemplated by the Exchange Agreement was consummated, and consequently, the voting control held by the Reporting Person was terminated, and thus, he no longer has any beneficial ownership over the Controlling Shares.

Item 5.	Interest in Securities of the Issuer
The information disclosed in Item 4 above is hereby incorporated herein by reference.

(e)  On September 29, 2014 the Reporting Person ceased to beneficially own the Common Stock reported in the original Schedule.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule is hereby amended and supplemented as follows:  As of September 29, 2014, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

CUSIP No. 83002F100	Page 3 of 3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2014
Date
/s/ Terry McEwen
Signature
Terry McEwen
Name/Title